FILED BY NOKIA CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: ALCATEL-LUCENT

COMMISSION FILE NO. 001-11130

SEC Form F-4 Filing: Q&A

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

1.	What is a Form F-4 and why do you file it?

•	A Registration Statement on Form F-4 is used to register securities in the United States and has been filed by Nokia in connection with the proposed business combination of Nokia and Alcatel-Lucent.

•	Nokia’s Form F-4 will be used to register with the U.S. Securities and Exchange Commission (the “SEC”) Nokia’s shares that are expected to be issued in connection with Nokia’s proposed public exchange offer to exchange all issued and outstanding Alcatel-Lucent shares/American depositary receipts and convertible bonds of Alcatel-Lucent for Nokia shares/American depositary receipts.

•	The Form F-4 was filed in a preliminary form with the SEC. Information included in the Form F-4 remains subject to change and completion.

•	The information included in the Form F-4 is presented as of the date of commencement of the U.S. offer by Nokia. As a result, information in the Form F-4 may not be accurate as of today’s date and may include certain assumptions about the exchange offer and its progress.

2.	Why is a preliminary draft of the Form F-4 filed with the SEC?

•	It is a customary exchange offer practice in the United States to file registration statements in a preliminary form.

•	Nokia may not complete the exchange offer and issue its securities referred to in the Form F-4 before the SEC has declared the Form F-4 effective.

3.	What happens after the filing?

•	After the filing of the preliminary draft of the Form F-4, the document becomes public and subject to review and comments by the SEC.

•	Certain matters, not known at the time of the preliminary filing (for example certain information related to the Nokia Extraordinary General Meeting and certain dates), will be supplemented at a later stage before the exchange offer period begins.

•	It is expected that the Form F-4 will be declared effective by the SEC after the completion of the SEC review and comment period and around the commencement date of the U.S. offer.

4.	Will the preliminary draft of the Form F-4 be delivered to the holders of Alcatel-Lucent securities?

•	No. The preliminary draft of the Form F-4 will not be delivered to holders of Alcatel-Lucent securities, but it is available for them to review on the transaction microsite at http://www.newconnectivity.com/ and on the U.S. Securities and Exchange Commission website at https://www.sec.gov/.

5.	What is the expiry date and time of the offer?

•	The exchange offer has not been launched and we have not determined the commencement or the expiration dates for the offer.

•	Nokia may not complete the exchange offer and issue its securities referred to in Form F-4 until the Form F-4 filed with the SEC has become effective.

•	The dates of the U.S. offer are expected to be aligned with the French exchange offer.

6.	Why is the F-4 being filed before the French offer document?

•	Form F-4 was filed to allow for sufficient time to address any comments that the SEC may have on the filing.

7.	When is the French offer document expected to be publicly available?

•	The preliminary draft of Nokia’s French offer document is expected to be made publicly available at least ten French trading days prior to the opening of the French offer, which is expected to coincide with the opening of the U.S. offer.

•	The opening of the French offer will be conditional upon Nokia’s French offer document (projet de note d’information) being cleared by the French financial market regulator (Autorité des marchés financiers).

8.	What are the post-commencement conditions to the exchange offer?

Following the commencement of the exchange offer, the exchange offer is expected to be subject only to the following conditions:

•	More than 50.00% of Alcatel-Lucent shares on a fully-diluted basis need to be validly tendered in the French and in the U.S. offers , and

•	Nokia shareholders will need to approve the authorization to the Nokia Board to issue new Nokia shares to be issued in connection with the exchange offer.

9.	What events could cause an adjustment to the exchange ratio? Do you adjust the exchange ratio for dividends?

•	The exchange ratio is fixed subject to limited exceptions: if the outstanding shares of Nokia or Alcatel-Lucent are changed into a different number of shares or a different class by reason of any share dividend, subdivision, reclassification, split, reverse split, combination or exchange of shares, or if Nokia or Alcatel-Lucent resolves to pay any dividend (other than Nokia’s dividend of EUR 0.14 per share for 2014) or makes any other distribution to its security holders or shareholders with a record date before the settlement of the exchange offer, then the exchange ratio will be adjusted.

•	Nokia’s ability to make special dividend payments is subject to certain restrictions under the terms of the Memorandum of Understanding and may require Alcatel-Lucent’s consent.

•	Alcatel-Lucent’s ability to make dividend payments (other than a spin-off of ASN) is restricted by the terms of the Memorandum of Understanding and any such payment generally requires Nokia’s consent. Nokia has not consented to any dividend payments by Alcatel-Lucent.

10.	Why has Nokia decided to acquire Alcatel-Lucent instead of acquiring Alcatel-Lucent’s wireless business only?

•	Nokia and Alcatel-Lucent separately considered a number of alternative options, and both companies believe the combination of Nokia and Alcatel-Lucent is the most compelling alternative and provides an opportunity to create shareholder value for both companies.

•	The combination of Nokia and Alcatel-Lucent broadens the combined company’s product portfolio. The strategic logic of the combination – to create an end-to-end portfolio scope and scale player with leading global positions across next generation network technologies and services – goes far beyond the benefits of a wireless only acquisition.

•	In addition, a wireless-only transaction would have required a complex and lengthy carve-out process, involving greater execution and integration risks including potential disruption with key customers.

11.	Why is Alcatel-Lucent accelerating the vesting of Alcatel-Lucent stock options and performance shares?

•	In accordance with the terms of the Memorandum of Understanding, Alcatel-Lucent’s board of directors decided to accelerate vesting of Alcatel-Lucent stock options and performance shares subject to certain conditions.

•	This enables relevant Alcatel-Lucent employee equity to be tendered into the exchange offer and allows the beneficiaries to benefit from the potential upside in the price of Alcatel-Lucent shares resulting from the exchange offer.

12.	What is the expected financial impact to Nokia of the treatment of Alcatel-Lucent stock options and performance shares?

•	There will be no additional impact on the terms and conditions of the offer as a result of acceleration of the Alcatel-Lucent stock options and performance shares, as the terms and conditions of the offer were based on the fully diluted Alcatel-Lucent shares outstanding (including the Alcatel-Lucent shares resulting from stock options and performance shares which may be accelerated).

13.	Have you made any commitment to Nokia executives in the event that they are made redundant as a result of the Nokia and Alcatel-Lucent transaction?

•	Nokia has entered into agreements with certain senior management participants of the Nokia Networks Equity Incentive Plan (the “EIP”) pursuant to which, if their respective employment with Nokia is terminated (other than for cause) by Nokia within 12 months of the completion of the exchange offer, they would be entitled to, in addition to normal severance payment payable upon their termination by Nokia for reasons other than cause, pro rata settlement of the value of their EIP options. Further, such participants have the right to trigger termination and pro-rata settlement of their respective EIP options after the completion of the exchange offer, if they are offered a role within Nokia with materially less responsibility or less total target cash compensation.

•	The original goals of the EIP have been met and this commitment allows the EIP awards to continue to have their retention effect whilst motivating the participants to maintain the performance of the networks business throughout the integration.

14.	Have there been any changes to Mr Suri’s contractual terms as a result of the ALU transaction?

•	No, his contractual terms remain unchanged and as disclosed in the Nokia’s annual reports for 2014.

15.	The termination fees appear substantial – why are they so large?

•	Termination fees are standard in these types of transactions.

•	The termination fees in this transaction are reasonable relative to the size of the transaction i.e., customary when viewed in light of similar European transactions.

16.	What specific areas are you targeting with regard to your EUR 900 million of operating cost synergies?

•	Organizational streamlining, including support functions and regional and sales organizations;

•	Infrastructure costs, including reduction of various overhead costs in real estate, manufacturing and supply-chain infrastructure, information technology, and overall general and administrative expenses, including redundant public company costs;

•	Procurement, given expanded purchasing requirements of the combined company; and

•	R&D, particularly in wireless.

17.	Who are to be the new Board members of Nokia and how was this decided?

•	Nokia’s Corporate Governance and Nominations committee and Alcatel-Lucent are responsible for, and are currently identifying the new members of the Nokia Board to be proposed for the Nokia shareholder election at the Nokia Extraordinary General Meeting.

•	The identity of the new Board nominees will be disclosed at the appropriate time.

18.	What has been the response of the Alcatel-Lucent Board to the transaction?

•	On June 4, 2015, following the delivery of the opinion of Alcatel-Lucent French Group Committee, the Alcatel-Lucent Board of Directors expressed its full support for the proposed combination with Nokia.

•	Alcatel-Lucent Board’s reasoned opinion (avis motivé) with respect to the exchange offer is expected to be issued at a later date in connection with the filing of the French offer with the AMF.

19.	How is the integration process proceeding? What is the structure of the process?

•	The integration process is proceeding as planned and both sides are engaging appropriately and in accordance with applicable laws. The Integration Management Office is building a clear plan and is running a process separate to the ongoing day-to-day operations of Nokia’s businesses.

•	Integration planning is done separately from our day-to-day operations, in order to minimize disruptions to our ongoing business and to allow our employees to continue focusing on delivering successful business results.

FORWARD-LOOKING STATEMENTS

This Q&A contains forward-looking statements that reflect our current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “will,” “believe,” “expect”, “intend”, “estimate”, “could”, “may”, “plan” and similar expressions. These forward-looking statements include statements relating to: expected timing of closing of the proposed transaction and satisfaction of conditions precedent, including regulatory conditions; the expected benefits of the proposed transaction, including related synergies and transaction timeline. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include: the ability to successfully implement the announced transaction; the performance of the global economy; the capacity for growth in internet and technology usage; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers, as well as other risk factors listed from time to time in Nokia’s and Alcatel-Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel-Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel-Lucent has filed with the SEC. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations.

Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This Q&A relates to the proposed public exchange offer by Nokia to exchange all ordinary shares, ADSs and convertible securities issued by Alcatel-Lucent for new ordinary shares and ADSs of Nokia. This Q&A is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, any of ordinary shares or convertible securities of Alcatel-Lucent, nor is it a substitute for the Tender Offer Statement on Schedule TO or the Preliminary Prospectus / Offer to Exchange included in the Registration Statement on Form F-4 (the “Registration Statement”) filed (or to be filed) by Nokia with the SEC, the Solicitation / Recommendation Statement on Schedule 14D-9 to be filed by Alcatel-Lucent with the SEC, the listing prospectus of Nokia to be filed by Nokia with the Finnish Financial Supervisory Authority or the offer document (note d’information) to be filed by Nokia with, and which will be subject to the review of, the French Autorité des marchés financiers (“AMF”) or the response document (note en réponse) to be filed by Alcatel-Lucent with the AMF (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The proposed exchange offer will be made only through the Exchange Offer Documents.

The making of the proposed exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer. The Exchange Offer Documents, other than the preliminary draft of the Registration Statement, have not yet been filed with appropriate regulators, including the SEC. The tender offer will be made only through the Exchange Offer Documents.

On August 14, 2015, Nokia filed the preliminary draft of the Registration Statement with the SEC. The information included in such preliminary draft is not complete and may be changed.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED EXCHANGE OFFER.

The information contained in this Q&A must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Nokia and Alcatel-Lucent do not accept any responsibility for any violation by any person of any such restrictions.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel-Lucent with the SEC, as applicable, including the preliminary Registration Statement are (or will be) available free of charge at the SEC’s website (www.sec.gov).

Once the public exchange offer has been filed by Nokia and approved by the AMF, Nokia’s offer document (note d’information) and Alcatel’s response document (note en réponse), containing detailed information with regard to the exchange offer, will be available on the websites of the AMF (www.amf-france.org), Nokia (www.nokia.com) and Alcatel-Lucent (www.alcatellucent.com).